

October 21, 2013

Via E-mail
William McGinnis
President and Chief Executive Officer
National Technical Systems Inc.
24007 Ventura Boulevard
Calabasas, California 91302

     Re: **National Technical Systems Inc.**
             Revised Preliminary Proxy Statement on Schedule 14A
             Filed October 9, 2013
             File No. 001-34882

Dear Mr. McGinnis:

We have limited our review of your amended filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the disclosure added that as of the record date there were 11,714,729 shares of common stock outstanding. Please revise the fee calculation, which only reflected 11,697,729 shares of common stock outstanding or advise.

2.   We note your response to comment one from our letter dated October 7, 2013. Please provide us with a copy of the consent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

William McGinnis
National Technical Systems, Inc.
October 21, 2013
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc (via e-mail): James A. Mercer, III, Esq.